The Greenwood Project



GREENWOOD was a prosperous African-American community within Tulsa, Oklahoma. Known as "Black Wall Street", the community became an impressive business center that included black owned banks, hotels, cafes, clothiers, movie theaters, and contemporary homes.

On May 31, 1920 the Ku Klux Klan led the deadliest race riot in U.S. history, and destroyed Greenwood. Leaving an estimated 300 people dead, another 10,000 black residents homeless and 35 city blocks in ruin.

The Greenwood Project is named to honor this community, its entrepreneurs, residents, and those who died.



We help black startups grow.

The Greenwood Project is a business incubator fostering Black-owned startups.

- We pool money from the community through Regulation Crowdfunding

- We use that money to fund the incubator and to invest in high growth Black startups

- Returns from successful startups will be repaid to Greenwood's investors

THE
GREENWOOD
PROJECT

What makes us competitive

Co-working (office) Space
To connect the best and brightest minority talent in one building. Emphasizing collaboration and best practices.

Standard of Excellence
Hiring exceptional talent (of color) to build innovative, disruptive brands in various industries. We're black *and* better.

Financial Impact
We're investing in high-growth potential startups. Industries include technology, consumer goods, & media

Strategic Advantage
Entering markets with high concentrations of black customers. Our innate and superior knowledge of black culture empowers calculated risks

Competitive Advantage
Our startups come with 15,000 brand ambassadors, brand recognition, and backed with a powerful, pro black message

Philanthropy
Earning brand loyalty – African Americans will trust The Greenwood Project because we'll contribute to our won community via tangible non-profit work.



How we'll be so successful

Influencers

Since Black people is the most active group on social media, it'll be easy to facilitate a branding and marketing relationship with black thought leaders across the country.

Analytics & Data

Leveraging big data, analytics, CRM, and automation to reduce campaign spending and optimize marketing return on investment (MROI).

Grassroots

Our intricate understanding of black culture provides opportunities to connect with potential investors through various channels – Churches, Fraternities, Interest groups, etc

Social Media & Press

We're launching an aggressive, interactive social media campaign. Earning millions of impressions

Donations

Opportunity for athletes, celebrities, non profits to support to our greater movement of a stronger black middle class and black businesses as a means of social progress.

Resources

HBCU network, experienced leadership. Connections with several interested celebrity endorsements. A team with an uncanny dedication to execution of the Project





$1,000,000

How we'll raise the money: funding the dream

Private investing has just been disrupted*

[Regulation Crowdfunding is a new law as of May 16, 2016.](#)

For the first time in 80 years, it's legal for the public - not just the rich - to make investments in private companies.



*signed into law by President Barack Obama on April 5, 2012

Regulation Crowdfunding is the soul of Greenwood

Customers who own stock in a business are more likely to recommend that company to others & increase their own spending w/ that company

By inviting our early supporters to participate in a Reg CF offering, The Greenwood Project will turn users into brand evangelists.

Black people will support the Greenwood Project and brands because we re-invest the money in our own neighborhoods.

THE GREENWOOD PROJECT

The Greenwood Project will go *viral* in 60 days

Our Plan for Crowdfunding Success

- Use social media influencers and thought leaders to rally support from young adults, ages 21-35. Supplemented by grassroots campaigns for older investors

- Emphasize financial gains for the individual. Emphasis on investing $50-100 each, not donating .

- Articulate how personal financial gains can also supplement and contribute to Black American prosperity

- Show how the community can benefit from the hidden talent (and profit) in the black community.

- Economic resistance– paint ourselves as the first step towards independence and 21st century progress

THE
GREEN WOOD
PROJECT

Why the Greenwood Project matters to you.

Nothing like this has ever been created

- Our stockholders are middle class black people.

- 15,000+ stockholders mean starts have built in brand ambassadors/customers. Resulting in *transformative growth potential*

- Our brand will finally align Black dollars and Black social issues.



THE
GREEN WOOD
PROJECT

We're working directly with untapped and underutilized talent

- Only 1% of venture capital is invested in black entrepreneurs. There are billions in worth of black ideas that never get funding

- We can find innovation where traditional investors don't look

- Leverage community dollars to empower a new generation of African American business leaders striving to make an impact.



We give Black America a seat at the table

- Investing in the fund is as easy as using GoFundMe and takes about as much time as setting up a PayPal account.

- Equity shareholders will profit from the success of our startups.



THE GREEN WOOD PROJECT

The next **revolution** in startups is **here.**
Where will **you** be?